Filed by: PIMCO Funds (Commission File No. 033-12113)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 and Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: PIMCO Equity Series (Commission File No. 333-164077)

On August 23, 2019, a registration statement supplement will be filed for the PIMCO EqS® Long/Short Fund announcing the Board of Trustees’ approval of submitting to PIMCO EqS® Long/Short Fund shareholders a proposal to reorganize the PIMCO EqS® Long/Short Fund with and into the PIMCO RAE Worldwide Long/Short PLUS Fund. Also on August 23, 2019, a preliminary prospectus/proxy statement relating to the proposal will be filed.

Shareholders in the PIMCO EqS® Long/Short Fund will be receiving a proxy statement/prospectus in the mail regarding a shareholder meeting on November 22, 2019 to consider a proposal to reorganize the Institutional Class, I-2, Class A and Class C shares of the PIMCO EqS® Long/Short Fund into the corresponding share classes of the PIMCO RAE Worldwide Long/Short PLUS Fund (the “Reorganization”).

The proxy materials will include several important points for shareholders to consider regarding the Reorganization. Shareholders should read the proxy statement/prospectus carefully when it is available because it contains important information regarding the Reorganization. The proxy statement/prospectus will be mailed on or about September 30, 2019 to all shareholders eligible to vote on the Reorganization.

Federal securities laws have strict requirements regarding proxy solicitations, including rules about who may request that shareholders vote for a proposal and what can be said or provided in writing in connection with the solicitation. Generally, no solicitation of a shareholder’s vote may be made until the shareholder has been furnished with a proxy statement. We expect that a definitive proxy statement will be filed on September 25, 2019 and that the proxy statement will be mailed to shareholders on or about September 30, 2019.

These Talking Points/Q&A are intended to be used when answering investors’ questions and should not be used to solicit proxies/votes. Clients may hear about the filings and ask for more information. You may direct clients to the definitive proxy statement, once available, at https://vote.proxyonline.com/PIMCOFunds/docs/PES2019.pdf. You must not send copies of any of these documents, or any other documents, to callers. However, you may provide a caller with the link to the definitive proxy statement, if requested, with no other commentary in the email.

You should not make efforts to solicit votes. If a client wishes to vote his or her proxy or would like additional information regarding a fund or the transition, please ask him or her to contact AST Fund Solutions LLC (“AST”) at 888.628.1041 Monday through Friday from 9 a.m. to 10 p.m. Eastern time.

You must not make any statements that are inconsistent with the proxy statement or might be otherwise misleading.

This communication is for internal use only to keep employees educated and informed. It is not a script, and should not be distributed or communicated in whole or in part to anyone outside the firm. This information is neither investment advice nor a recommendation of the products or services discussed. All investments involve risk, including loss of principal. Targets, if any, are inherently limited and not a prediction of future performance.

If you have any questions or concerns, please contact:

Legal:	Product Strategy:	Funds Business Group - Americas:	Media:

Ryan Leshaw	Andrew Pyne	Colleen McLaughlin	Agnes Crane
ryan.leshaw@pimco.com	andrew.pyne@pimco.com	colleen.mclaughlin@pimco.com	agnes.crane@pimco.com

949.720.6980	949.720.6555	212.597.1172	212.597.1054

Background Information:

•

After careful consideration, PIMCO concluded that reorganizing PIMCO EqS® Long/Short Fund with and into PIMCO RAE Worldwide Long/Short PLUS Fund is in the best interest of shareholders and proposed the reorganization to each Fund’s Board of Trustees. Each Fund’s Board of Trustees approved the proposed reorganization, subject to approval by the PIMCO EqS® Long/Short Fund’s shareholders.

•

Compared with PIMCO EqS® Long/Short Fund, PIMCO RAE Worldwide Long/Short PLUS Fund has stronger performance as well as lower total annual fund operating expense rates, and lower management fee rates, for each corresponding share class. The fund is rated 4 stars by Morningstar and is ranked in the top quartile of its Morningstar peer group since its inception in December 2014.

•	Below is a proposed timeline of events.

Date	Activity
8/23/2019	Preliminary proxy statement/prospectus filed with the SEC
9/23/2019	Record date
9/25/2019	Definitive proxy statement/prospectus filed with the SEC
9/30/2019	Proxy mailing to shareholders in PIMCO EqS® Long/Short Fund
9/30/2019 - 11/22/2019	Proxy solicitation to shareholders in PIMCO EqS® Long/Short Fund (e.g., telephone calls)
11/22/2019	Special shareholder meeting date - final proxy vote
11/25/2019	PIMCO EqS® Long/Short Fund will be closed to new investments, effective the morning of November 25th.*
12/5/2019	Last day to redeem in the PIMCO EqS® Long/Short Fund (including exchange redemptions)*
12/6/2019	Reorganization date - PIMCO EqS® Long/Short Fund will strike a four digit final NAV*

* Dependent on shareholders of the PIMCO EqS® Long/Short Fund approving the Reorganization.

This communication is for internal use only to keep employees educated and informed. It is not a script, and should not be distributed or communicated in whole or in part to anyone outside the firm. This information is neither investment advice nor a recommendation of the products or services discussed. All investments involve risk, including loss of principal. Targets, if any, are inherently limited and not a prediction of future performance.

Q&A:

Q: How will this impact a shareholder in the PIMCO EqS® Long/Short Fund?

A: If the reorganization is approved by shareholders of the PIMCO EqS® Long/Short Fund, after market close on December 6, 2019, the assets and liabilities of the PIMCO EqS® Long/Short Fund will be transferred to the PIMCO RAE Worldwide Long/Short PLUS Fund in exchange for shares of the PIMCO RAE Worldwide Long/Short PLUS Fund at net asset value (NAV). Each shareholder of a class of shares of the PIMCO EqS® Long/Short Fund will receive, immediately after the close of the reorganization, shares of the corresponding share class of the PIMCO RAE Worldwide Long/Short PLUS Fund having an aggregate net asset value equal to the aggregate net asset value of the shares of that class of shares of the PIMCO EqS® Long/Short Fund held by that shareholder as of the close of business on December 6, 2019.

If PIMCO EqS® Long/Short Fund shareholders approve the reorganization, effective November 25, PIMCO EqS® Long/Short Fund will no longer sell shares to new investors or existing shareholders (except through reinvested dividends), including through exchanges into shares of PIMCO EqS® Long/Short Fund from other funds of PIMCO Equity Series or PIMCO Funds.

In addition, the Board of Trustees of PIMCO Equity Series approved the liquidation of I-3 shares of the PIMCO EqS® Long/Short Fund prior to the reorganization. It is currently expected that the I-3 shares of the PIMCO EqS® Long/Short Fund will be closed effective October 25, 2019 and liquidated on or about November 21, 2019.

Q: When will shareholders be notified of the reorganization?

A: A registration statement supplement will be filed for the PIMCO EqS® Long/Short Fund on August 23, 2019. The definitive proxy statement/prospectus will be filed on September 25, 2019, and shareholders in the PIMCO EqS® Long/Short Fund will be notified through the proxy mailing beginning on September 30, 2019. We would expect shareholders to receive the mailing beginning from 1-2 weeks following the mailing. Shareholders on record as of September 23, 2019 will receive the mailing.

Q: When will back offices be notified of the reorganization?

A: Back office operational contacts will receive notification from PIMCO on August 23, 2019 when the preliminary proxy statement/prospectus is filed with the SEC.

Q: When will financial advisors be notified of the reorganization?

A: An email notification will be available to send to financial advisors with clients in the PIMCO EqS® Long/Short Fund in conjunction with the September 30, 2019 proxy mailing to shareholders.

This communication is for internal use only to keep employees educated and informed. It is not a script, and should not be distributed or communicated in whole or in part to anyone outside the firm. This information is neither investment advice nor a recommendation of the products or services discussed. All investments involve risk, including loss of principal. Targets, if any, are inherently limited and not a prediction of future performance.

Q: What class of shares will the shareholders receive?

A: Shareholders will receive the same share class of shares they have in the PIMCO EqS® Long/Short Fund.

PIMCO EqS® Long/Short Fund ¹			PIMCO RAE Worldwide Long/Short PLUS Fund

(the Target Fund)			(the Acquiring Fund)

Share Classes and Tickers			Corresponding Share Classes and Tickers

Institutional Class	PMHIX	g	Institutional Class	PWLIX

I-2	PMHBX	g	I-2 ²	PWLMX

Class A	PMHAX	g	Class A ²	PWLBX

Class C	PMHCX	g	Class C ²	PWLEX

¹ In advance of the reorganization, the PIMCO Equity Series (PES) Board determined to liquidate the I-3 shares. The effective date of the liquidation is November 21, 2019.

² Share classes re-launched on August 23, 2019.

Q: Why is the I-3 share class of the PIMCO EqS® Long/Short Fund not included in the reorganization?

A: In advance of the reorganization, the PIMCO Equity Series (PES) Board determined to liquidate the I-3 shares. The effective date of the liquidation is November 21, 2019.

Q: What are the tax implications of this reorganization?

A: It is anticipated that the reorganization will qualify for federal income tax purposes as a tax-free reorganization.

Q: Will there be an impact to distributions and capital gains?

A: Yes, it is anticipated that both the PIMCO EqS® Long/Short Fund and PIMCO RAE Worldwide Long/Short PLUS Fund will pay both ordinary income and capital gain distributions prior to the reorganization date. The date of the distributions is dependent on shareholders of the PIMCO EqS® Long/Short Fund approving the reorganization but tentatively scheduled for December 4, 2019. If approved, the December 4th distribution date will replace the scheduled capital gain payable dates which are December 11th for the PIMCO RAE Worldwide Long/Short PLUS Fund and December 12th for the PIMCO EqS® Long/Short Fund. The scheduled quarterly distribution payable on December 26, 2019, will be paid in the PIMCO RAE Worldwide Long/Short PLUS Fund.

This communication is for internal use only to keep employees educated and informed. It is not a script, and should not be distributed or communicated in whole or in part to anyone outside the firm. This information is neither investment advice nor a recommendation of the products or services discussed. All investments involve risk, including loss of principal. Targets, if any, are inherently limited and not a prediction of future performance.

Q: Will there be a fee change for shareholders?

A: Yes, each share class of the PIMCO RAE Worldwide Long/Short PLUS Fund is subject to lower management fees than the corresponding share class of the PIMCO EqS® Long/Short Fund. For reference, the table below compares management fees for each share class of the Funds.

PIMCO EqS® Long/Short Fund ¹ (the Target Fund) Management Fees		PIMCO RAE Worldwide Long/Short PLUS Fund (the Acquiring Fund) Corresponding Management Fees
Institutional Class	1.49%	Institutional Class	1.19%
I-2	1.59%	I-2 ²	1.29%
Class A	1.59%	Class A ²	1.34%
Class C	1.59%	Class C ²	1.34%

¹ In advance of the reorganization, the PIMCO Equity Series (PES) Board determined to liquidate the I-3 shares. The effective date of the liquidation is November 21, 2019.

² Share classes re-launched on August 23, 2019.

Q: Will shareholders incur any sales load, contingent deferred sales charges (CDSC) or any other similar fees in connection with this reorganization?

A: Shareholders will not have to pay sales load, commission or any other similar fee in connection with the reorganization. Purchases of the PIMCO EqS® Long/Short Fund will continue to be subject to a sales load.

If a shareholder’s PIMCO EqS® Long/Short Fund shares are subject to a CDSC (which may be the case for purchases of Class A shares of $1 million or more that were not subject to an initial sales charge, or for Class C shares), that CDSC will not be imposed in connection with the reorganization.

In addition, CDSC charges will be waived on PIMCO EqS® Long/Short Fund shares held prior to the effectiveness of the Proxy Statement / Prospectus, and (i) such shares will not be subject to the CDSC in the case of any redemption orders placed prior to the reorganization, and (ii) the PIMCO RAE Worldwide Long/Short PLUS Fund shares received in the reorganization in exchange for such shares will not be subject to a CDSC upon redemption.

With respect to PIMCO EqS® Long/Short Fund shares purchased on or after the effectiveness of the Proxy Statement / Prospectus that would otherwise be subject to a CDSC under the PIMCO EqS® Long/Short Fund’s currently effective registration statement, (i) such shares will remain subject to the CDSC in the case of any redemption orders placed prior to the reorganization, and (ii) the PIMCO RAE Worldwide Long/Short PLUS Fund shares received in the reorganization in exchange for such shares will remain subject to the same CDSC for the same period that such PIMCO EqS® Long/Short Fund shares would have been subject to a CDSC in the absence of the reorganization.

This communication is for internal use only to keep employees educated and informed. It is not a script, and should not be distributed or communicated in whole or in part to anyone outside the firm. This information is neither investment advice nor a recommendation of the products or services discussed. All investments involve risk, including loss of principal. Targets, if any, are inherently limited and not a prediction of future performance.

After the reorganization, additional purchases of shares in the PIMCO RAE Worldwide Long/Short PLUS Fund will be subject to the sales load, CDSC or other similar fees of the PIMCO RAE Worldwide Long/Short PLUS Fund, which are identical to those of the PIMCO EqS® Long/Short Fund.

Q: Will shareholders of the combined fund receive the same shareholder services of the PIMCO EqS® Long/Short Fund?

A: Yes, the PIMCO RAE Worldwide Long/Short PLUS has substantially the same privileges (e.g., combined purchase privilege, rights of accumulation, letters of intent) and exchange rights as the PIMCO EqS® Long/Short Fund.

Q: Who will bear the cost associated with the special shareholder meeting?

A: PIMCO will bear all costs associated with the meeting, including but not limited to, proxy and proxy solicitation costs, printing costs, board fees relating to any special board meetings and legal fees. The Funds and their respective shareholders will not bear any costs associated with the meeting.

Q: What is the PIMCO Equity Series (PES) Board’s recommendation?

A: After careful consideration and upon recommendation of PIMCO, the PES Board recommends that shareholders of the PIMCO EqS® Long/Short Fund vote FOR the proposal.

Q: What happens if shareholders of the PIMCO EqS® Long/Short Fund do not approve the proposal?

A: If shareholders of the PIMCO EqS® Long/Short Fund do not approve the reorganization, the PIMCO EqS® Long/Short Fund will continue to operate separately from the PIMCO RAE Worldwide Long/Short PLUS Fund until such time as the PES Board determines what action should be taken, if any, including potentially engaging in a taxable liquidation of the PIMCO EqS® Long/Short Fund.

This communication is for internal use only to keep employees educated and informed. It is not a script, and should not be distributed or communicated in whole or in part to anyone outside the firm. This information is neither investment advice nor a recommendation of the products or services discussed. All investments involve risk, including loss of principal. Targets, if any, are inherently limited and not a prediction of future performance.